PLAVIX® APPROVED IN JAPAN

Paris - January 24, 2006 - Sanofi-aventis (EURONEXT : SAN and in New York NYSE : SNY) announced today that the antiplatelet agent Plavix® (clopidogrel) has been approved for marketing in Japan by the Ministry of Health, Labour and Welfare for the reduction of recurrence after ischemic cerebrovascular disorder.

Since September 2005, all commercial rights for Plavix® in Japan belong to sanofi -aventis. Sanofi-aventis and Daiichi Pharmaceuticals Co., Ltd. have agreed to collaborate in the future in the areas of manufacturing and co-promotion to ensure the success of Plavix® in Japan. Plavix® will therefore be marketed in Japan, after receiving a price listing from the NHI (National Health Insurance) which is expected in the second quarter of 2006.

About Plavix®
Plavix® is an antiplatelet agent which prevents platelets from aggregating and forming clots in the arteries. Worldwide, Plavix® is indicated for the prevention of atherothrombotic events in a broad range of patients including those who have previously suffered a heart attack or a stroke, and those with established peripheral arterial disease.

In Japan, Plavix® is expected to greatly contribute to the treatment of the estimated two million patients who suffer from stroke. Further clinical trials are also currently being conducted in Japan to extend its use to patients with Acute Coronary Syndrome (ACS).

Since it was first launched in 1998, Plavix® has been introduced in more than 100 countries worldwide and has been prescribed for more than 40 million people suffering from atherothrombosis.

For more information on Plavix® visit the following addresses:
-	in the United States of America :www.plavix.com.
-	in Europe Union: www.emea.eu. int/humandocs/Humans/EPAR/Plavix/Plavix.htm

About sanofi-aventis
Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe.
Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward Looking Statements
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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com